UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of December 2021

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

Sierra Wireless Names Russell Jones as New Chair Effective January 1, 2022

VANCOUVER, British Columbia--(BUSINESS WIRE)--December 1, 2021--Sierra Wireless (NASDAQ: SWIR) (TSX: SW), a world leading IoT solutions provider, today announced that Russell Jones, who has served on the Board of Sierra Wireless since 2018, has been appointed by the Board of Directors to be the new Chair effective January 1, 2022, replacing Robin Abrams who joined the Board in March 2010 and has served as Chair since October 2018. Ms. Abrams will continue to serve as a director on the company’s Board until her retirement from the Board at the upcoming Annual Meeting in the Spring of 2022.

In his new role, Mr. Jones brings extensive experience in the technology industry, having held key management positions for some of the world’s most high-profile technology companies, including Shopify Inc., Mitel Corporation, and Newbridge Networks. Mr. Jones is currently an active director on the board of Olo Inc. which is a public B2B SaaS company for the restaurant industry.

“As the Board transitions to a new Chair, I would like to thank Robin Abrams for her dedication and valuable contribution to the company in her role as Chair and as a director,” said Phil Brace, President and CEO of Sierra Wireless. “I look forward to working very closely with Russ in his new position as Chair, as well as the rest of the Board of Directors, as we focus on returning the company to profitable growth.”

About Sierra Wireless
Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is a world leading IoT solutions provider that combines devices, network services, and software to unlock value in the connected economy. Companies globally are adopting 4G, 5G, and LPWA solutions to improve operational efficiency, create better customer experiences, improve their business models, and create new revenue streams. Sierra Wireless works with its customers to develop the right industry-specific solution for their IoT deployments, whether this is an integrated solution to help connect edge devices to the cloud, a software/API service to manage processes with billions of connected assets, or a platform to extract real-time data to improve business decisions. With more than 25 years of cellular IoT experience, Sierra Wireless is the global partner customers trust to deliver them their next IoT solution. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at https://www.linkedin.com/company/sierra-wireless and on YouTube at https://www.youtube.com/SierraWireless.

“Sierra Wireless” is a registered trademark of Sierra Wireless, Inc. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements
This press release contains forward-looking statements. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations but involve risks and uncertainties. These statements may relate to, among other things: the IoT market and our participation therein, plans and timing for the introduction or enhancement of our products and services, future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans that are not historical fact. These statements are subject to numerous risks and uncertainties surrounding our business and the markets we operate in, including, but not limited to, changes in technology and market conditions and our ability to implement our strategy and successfully develop, manufacture and supply new products and services. A further discussion of the risks and uncertainties facing Sierra Wireless are discussed in its Annual Information Form and Management’s Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in Sierra Wireless’ other regulatory filings with the Securities and Exchange Commission in the United States and the provincial securities commissions in Canada. Due to these many risks and uncertainties we cannot assure you that the forward-looking statements contained in this press release will be realized. Except as may be required by applicable securities laws, Sierra Wireless assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Contacts

Louise Matich
Sierra Wireless
Media Relations
phone: +1 236 979 2154
pr@sierrawireless.com

David Climie
Sierra Wireless
Investor Relations
phone: +1 604 321 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

By:	/s/ Samuel Cochrane

Samuel Cochrane, Chief Financial Officer

Date: December 01, 2021